UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 873379101

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,465,305
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,489,079
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,079
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 228 Strawbridge Drive, Suite 100, Moorestown, NJ 08057.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries (each an “Advisory Subsidiary” and collectively the “Advisory Subsidiaries”), offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, the Advisory Subsidiaries provide market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

Certain of the securities reported herein were previously included in a statement on Schedule 13G/A filed by BlackRock on April 8, 2022. BlackRock did not acquire any beneficial ownership of Common Stock with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. The Advisory Subsidiaries, as the investment advisers to certain client accounts, continue to hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. Therefore, this Schedule 13D should not be deemed an admission that BlackRock is required to file this Schedule 13D pursuant to Rule 13d-1 under the Act, however, BlackRock is voluntarily filing this Schedule 13D because certain of its affiliates have taken actions described in Item 4 below.

(b) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, neither BlackRock, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of April 19, 2022, BlackRock, in its role as the parent of the Adviser Subsidiaries in the capacity as investment advisers to certain client accounts, held beneficial ownership of 1,489,079 shares of Common Stock acquired on or prior to such date for an aggregate purchase price of approximately $61 million. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

Transactions made for investment purposes in the ordinary course of business of the Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the matters described in Item 4 below.

Item 4. Purpose of Transaction.

All of the Common Stock of the Issuer reported on this Schedule 13D was acquired for investment purposes by funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers.

On April 14, 2022, the investment committee of a fund advised by an Advisory Subsidiary authorized one of the portfolio companies of such fund (“Bidder”) to participate in a process being conducted by the Issuer to divest certain assets of the Issuer. The Issuer has informed the Bidder that this process is in connection with its evaluation of certain non-core assets that was previously disclosed to its shareholders in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 25, 2022. In the course of such sales process, BlackRock expects that its Advisory Subsidiary may engage in discussions and negotiations with the Issuer regarding the terms of such a transaction. No assurances can be given that such a transaction will occur with the Bidder, or otherwise, and the Bidder may determine at any time to withdraw from the process being conducted by the Issuer.

The activities described herein will not restrict BlackRock’s subsidiaries’ exercise of investment or voting power with respect to the Common Stock to which this Schedule 13D relates. Except as set forth in this Schedule 13D, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of this Schedule 13D. Each of BlackRock’s advisory subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and BlackRock expects that such subsidiaries may from time to time acquire or dispose of Common Stock or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s Advisory Subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s Advisory Subsidiaries; (iv) other investment and business opportunities available to BlackRock’s Advisory Subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s Advisory Subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 25,731,807 shares of Common Stock issued and outstanding as of February 16, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 25, 2022.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the Advisory Subsidiaries, including BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, and BlackRock Fund Managers Ltd., none of which beneficially owns in excess of 5% of the outstanding Common Stock.

(c) Annex B, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended April 19, 2022. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

(d) Except for investment advisory clients of the Advisory Subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the Advisory Subsidiaries, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7. Material to be filed as Exhibits.

Exhibit 1	Power of Attorney, dated January 2, 2019, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G/A filed by BlackRock, Inc. on April 8, 2022 (SEC file number 005-89657)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer and Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.
Mark Wiedman	Senior Managing Director and Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Arab Fund for Economic & Social Development - Chairman of the Board and Director General	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica P. Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University - Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Beth Ford	Land O’Lakes, Inc. - President and Chief Executive Officer	Land O’Lakes, Inc. 4001 Lexington Ave. North Arden Hills, MN 55126	U.S.

William E. Ford	General Atlantic - Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret “Peggy” L. Johnson	Magic Leap, Inc. - Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc. - President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Founder and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Kristin C. Peck	Zoetis Inc. - Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. - Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. - Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Abacai - Co-Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Annex B

Transaction in Common Stock

(60-day period ended on April 19, 2022)

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
BlackRock Fund Advisors	02/18/2022	-1,190.00	$6.63		SELL
BlackRock Fund Advisors	02/18/2022	1,485.00	$6.63		BUY
BlackRock Fund Advisors	02/18/2022	330.00	$6.63		BUY
BlackRock Fund Advisors	02/18/2022	-220.00	$6.63		SELL
BlackRock Fund Advisors	02/18/2022	825.00	$6.63		BUY
BlackRock Fund Advisors	02/18/2022	660.00	$6.63		BUY
BlackRock Fund Advisors	02/18/2022	-595.00	$6.63		SELL
BlackRock Fund Advisors	02/18/2022	-30.00	$6.63		SELL
BlackRock Institutional Trust Company, National Association	02/18/2022	23,695.00	$6.54		BUY
BlackRock Advisors, LLC	02/18/2022	40,331.00	$6.54		BUY
Aperio Group, LLC	02/18/2022	-133.00	$6.49	[1]	SELL
BlackRock Fund Advisors	02/22/2022	-880.00	$6.66		SELL
BlackRock Fund Advisors	02/22/2022	-935.00	$6.66		SELL
BlackRock Fund Advisors	02/22/2022	1,815.00	$6.66		BUY

[1]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.41 to $6.51, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
BlackRock Fund Advisors	02/22/2022	-595.00	$6.66		SELL
BlackRock Fund Advisors	02/22/2022	2,890.00	$6.66		BUY
BlackRock Fund Advisors	02/22/2022	-165.00	$6.66		SELL
BlackRock Fund Advisors	02/22/2022	-2,970.00	$6.66		SELL
BlackRock Fund Advisors	02/22/2022	2,640.00	$6.66		BUY
Aperio Group, LLC	02/22/2022	-755.00	$6.84	[2]	SELL
BlackRock Asset Management Ireland Limited	02/23/2022	-51.00	$6.07		SELL
BlackRock Fund Advisors	02/23/2022	-26.00	$6.07		SELL
BlackRock Fund Advisors	02/23/2022	-81.00	$6.07		SELL
BlackRock Fund Advisors	02/23/2022	1,445.00	$6.07		BUY
BlackRock Fund Advisors	02/23/2022	6.00	$6.07		BUY
BlackRock Fund Advisors	02/23/2022	-18.00	$6.07		SELL
BlackRock Fund Advisors	02/23/2022	-425.00	$6.07		SELL
BlackRock Fund Advisors	02/23/2022	15,032.00	$6.06		BUY
BlackRock Fund Advisors	02/23/2022	660.00	$6.07		BUY
BlackRock Fund Advisors	02/23/2022	1,320.00	$6.07		BUY
BlackRock Fund Advisors	02/23/2022	660.00	$6.07		BUY
BlackRock Asset Management Ireland Limited	02/23/2022	-206.00	$6.07		BUY
BlackRock Fund Advisors	02/23/2022	151.00	$6.07		BUY
BlackRock Fund Advisors	02/23/2022	153.00	$6.07		BUY
Aperio Group, LLC	02/23/2022	-489.00	$6.17	[3]	SELL
BlackRock Asset Management Ireland Limited	02/24/2022	135.00	$4.67		BUY
BlackRock Fund Advisors	02/24/2022	-825.00	$4.67		SELL
BlackRock Fund Advisors	02/24/2022	1,275.00	$4.67		BUY
BlackRock Fund Advisors	02/24/2022	478.00	$4.67		BUY
BlackRock Fund Advisors	02/24/2022	-13.00	$4.67		SELL
BlackRock Fund Advisors	02/24/2022	-1,955.00	$4.67		SELL
BlackRock Fund Advisors	02/24/2022	-153.00	$4.67		SELL
Aperio Group, LLC	02/24/2022	-410.00	$4.47	[4]	SELL
BlackRock Asset Management Ireland Limited	02/25/2022	45.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	165.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	510.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	478.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	-30.00	$5.49		SELL
BlackRock Fund Advisors	02/25/2022	21.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	239.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	-1,320.00	$5.49		SELL
BlackRock Fund Advisors	02/25/2022	-255.00	$5.49		SELL
BlackRock Fund Advisors	02/25/2022	6,630.00	$5.49		BUY
BlackRock Fund Advisors	02/25/2022	-10.00	$5.49		SELL
BlackRock Fund Advisors	02/25/2022	-153.00	$5.49		SELL
Aperio Group, LLC	02/25/2022	-585.00	$5.69	[5]	SELL
BlackRock Fund Advisors	02/28/2022	-1,275.00	$5.70		SELL
BlackRock Fund Advisors	02/28/2022	956.00	$5.70		BUY
BlackRock Fund Advisors	02/28/2022	765.00	$5.70		BUY
BlackRock Fund Advisors	02/28/2022	1,650.00	$5.70		BUY
BlackRock Fund Advisors	02/28/2022	-425.00	$5.70		SELL
BlackRock Fund Advisors	02/28/2022	765.00	$5.70		BUY
BlackRock Fund Advisors	02/28/2022	-1,955.00	$5.70		SELL
BlackRock Fund Advisors	02/28/2022	-935.00	$5.70		SELL
BlackRock Fund Advisors	02/28/2022	24.00	$5.70		BUY
BlackRock Fund Advisors	02/28/2022	2,310.00	$5.70		BUY

[2]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.75 to $6.87, exclusive of brokerage commissions.
[3]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.06 to $6.22, exclusive of brokerage commissions.
[4]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $4.42 to $4.74, exclusive of brokerage commissions.
[5]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.49 to $5.73, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
BlackRock Fund Advisors	02/28/2022	825.00	$5.70		BUY
BlackRock Fund Advisors	02/28/2022	-243.00	$5.70		SELL
BlackRock Fund Advisors	02/28/2022	6.00	$5.70		BUY
Aperio Group, LLC	02/28/2022	-733.00	$5.61	[6]	SELL
BlackRock Financial Management, Inc.	03/01/2022	298.00	$5.52		BUY
BlackRock Fund Advisors	03/01/2022	-935.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	510.00	$5.52		BUY
BlackRock Fund Advisors	03/01/2022	-3,910.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-4,335.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-2,125.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-3,655.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-1,674,904.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	3,400.00	$5.52		BUY
BlackRock Institutional Trust Company, National Association	03/01/2022	-12,558.00	$5.52		SELL
BlackRock Asset Management Ireland Limited	03/01/2022	-24,745.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-136,556.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-623.00	$5.52		SELL
BlackRock Investment Management, LLC	03/01/2022	-18,350.00	$5.52		SELL
BlackRock Institutional Trust Company, National Association	03/01/2022	-17,363.00	$5.52		SELL
BlackRock Fund Advisors	03/01/2022	-206,412.00	$5.52		SELL
Aperio Group, LLC	03/01/2022	-267.00	$5.44	[7]	SELL
BlackRock Fund Advisors	03/02/2022	239.00	$5.67		BUY
BlackRock Fund Advisors	03/02/2022	18.00	$5.67		BUY
BlackRock Fund Advisors	03/02/2022	478.00	$5.67		BUY
BlackRock Fund Advisors	03/02/2022	239.00	$5.67		BUY
BlackRock Fund Advisors	03/02/2022	476.00	$5.67		BUY
Aperio Group, LLC	03/02/2022	-450.00	$5.91	[8]	SELL
BlackRock Fund Advisors	03/03/2022	-850.00	$5.57		SELL
BlackRock Fund Advisors	03/03/2022	680.00	$5.57		BUY
Aperio Group, LLC	03/03/2022	-309.00	$5.60	[9]	SELL
BlackRock Fund Advisors	03/04/2022	478.00	$6.36		BUY
BlackRock Fund Advisors	03/04/2022	2,975.00	$6.36		BUY
BlackRock Fund Advisors	03/04/2022	1,195.00	$6.36		BUY
BlackRock Investment Management, LLC	03/04/2022	-6,184.00	$6.32		SELL
BlackRock Investment Management, LLC	03/04/2022	6,184.00	$6.44		BUY
BlackRock Institutional Trust Company, National Association	03/04/2022	-1,040.00	$6.32		SELL
BlackRock Institutional Trust Company, National Association	03/04/2022	5,215.00	$6.44		BUY
BlackRock Institutional Trust Company, National Association	03/04/2022	1,040.00	$6.44		BUY
BlackRock Institutional Trust Company, National Association	03/04/2022	-588.00	$6.32		SELL
BlackRock Institutional Trust Company, National Association	03/04/2022	-5,215.00	$6.32		SELL
BlackRock Institutional Trust Company, National Association	03/04/2022	588.00	$6.44		BUY
BlackRock Fund Advisors	03/07/2022	956.00	$6.40		BUY
BlackRock Fund Advisors	03/07/2022	2,210.00	$6.40		BUY
BlackRock Fund Advisors	03/07/2022	3,400.00	$6.40		BUY
BlackRock Fund Advisors	03/07/2022	1,530.00	$6.40		BUY

[6]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.52 to $5.64, exclusive of brokerage commissions.
[7]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.39 to $5.69, exclusive of brokerage commissions.
[8]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.75 to $5.95, exclusive of brokerage commissions.
[9]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.50 to $5.72, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
BlackRock Fund Advisors	03/07/2022	1,785.00	$6.40		BUY
BlackRock Fund Advisors	03/07/2022	680.00	$6.40		BUY
BlackRock Advisors (UK) Limited	03/07/2022	1,030.00	$6.15		BUY
BlackRock Fund Advisors	03/08/2022	850.00	$6.95		BUY
BlackRock Fund Advisors	03/08/2022	2,975.00	$6.95		BUY
BlackRock Fund Advisors	03/08/2022	850.00	$6.95		BUY
BlackRock Fund Advisors	03/08/2022	3,400.00	$6.95		BUY
BlackRock Fund Advisors	03/08/2022	1,190.00	$6.95		BUY
Aperio Group, LLC	03/08/2022	-157.00	$6.95	[10]	SELL
BlackRock Fund Advisors	03/09/2022	478.00	$6.64		BUY
BlackRock Fund Advisors	03/09/2022	717.00	$6.64		BUY
BlackRock Fund Advisors	03/09/2022	-935.00	$6.64		SELL
BlackRock Fund Advisors	03/09/2022	15.00	$6.64		BUY
BlackRock Fund Advisors	03/09/2022	478.00	$6.64		BUY
BlackRock Fund Advisors	03/09/2022	4,505.00	$6.64		BUY
BlackRock Fund Advisors	03/09/2022	-510.00	$6.64		SELL
Aperio Group, LLC	03/09/2022	-1,237.00	$6.71	[11]	SELL
BlackRock Fund Advisors	03/10/2022	-765.00	$6.35		SELL
BlackRock Fund Advisors	03/10/2022	-1,700.00	$6.35		SELL
BlackRock Fund Advisors	03/10/2022	5.00	$6.35		BUY
BlackRock Fund Advisors	03/10/2022	-1,190.00	$6.35		SELL
BlackRock Fund Advisors	03/10/2022	-239.00	$6.35		SELL
BlackRock Fund Advisors	03/10/2022	-850.00	$6.35		SELL
BlackRock Fund Advisors	03/10/2022	-476.00	$6.35		SELL
Aperio Group, LLC	03/10/2022	-159.00	$6.46	[12]	SELL
BlackRock Fund Advisors	03/11/2022	-1,105.00	$5.60		SELL
BlackRock Fund Advisors.	03/11/2022	552.00	$5.63		BUY
BlackRock Fund Advisors	03/11/2022	717.00	$5.60		BUY
BlackRock Fund Advisors	03/11/2022	85.00	$5.60		BUY
BlackRock Fund Advisors	03/11/2022	48.00	$5.60		BUY
BlackRock Fund Advisors	03/11/2022	239.00	$5.60		BUY
Aperio Group, LLC	03/11/2022	-27.00	$5.58		SELL
BlackRock Fund Advisors	03/14/2022	-170.00	$4.63		SELL
BlackRock Fund Advisors	03/14/2022	34.00	$4.63		BUY
BlackRock Fund Advisors	03/14/2022	478.00	$4.63		BUY
BlackRock Asset Management Ireland Limited	03/15/2022	-180.00	$4.70		SELL
BlackRock Fund Advisors	03/15/2022	-850.00	$4.70		SELL
BlackRock Fund Advisors	03/15/2022	478.00	$4.70		BUY
BlackRock Fund Advisors	03/15/2022	2,550.00	$4.70		BUY
BlackRock Fund Advisors	03/15/2022	850.00	$4.70		BUY
BlackRock Fund Advisors	03/15/2022	478.00	$4.70		BUY
Aperio Group, LLC	03/15/2022	-454.00	$4.56	[13]	SELL
BlackRock Fund Advisors	03/16/2022	478.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	3,400.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	13.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	6.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	1,445.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	850.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	-765.00	$4.51		SELL
BlackRock Fund Advisors	03/16/2022	39.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	-595.00	$4.51		SELL
BlackRock Fund Advisors	03/16/2022	478.00	$4.51		BUY
BlackRock Fund Advisors	03/16/2022	476.00	$4.51		BUY

[10]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.89 to $7.14, exclusive of brokerage commissions.
[11]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.59 to $6.93, exclusive of brokerage commissions.
[12]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.46 to $6.47, exclusive of brokerage commissions.
[13]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $4.49 to $4.66, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
Aperio Group, LLC	03/16/2022	-502.00	$4.56	[14]	SELL
BlackRock Fund Advisors	03/17/2022	-1,105.00	$4.83		SELL
BlackRock Fund Advisors	03/17/2022	717.00	$4.83		BUY
BlackRock Fund Advisors	03/17/2022	-478.00	$4.83		SELL
BlackRock Fund Advisors	03/17/2022	24.00	$4.83		BUY
BlackRock Fund Advisors	03/17/2022	15.00	$4.83		BUY
BlackRock Fund Advisors	03/17/2022	13.00	$4.83		BUY
BlackRock Fund Advisors	03/17/2022	25.00	$4.83		BUY
BlackRock Institutional Trust Company, National Association	03/17/2022	34,595.00	$4.74		BUY
Aperio Group, LLC	03/17/2022	-1833.00	$4.84	[15]	SELL
BlackRock Asset Management Ireland Limited	03/18/2022	-51.00	$5.34		SELL
BlackRock Financial Management, Inc.	03/18/2022	176.00	$5.34		BUY
BlackRock Financial Management, Inc.	03/18/2022	108.00	$5.34		BUY
BlackRock Fund Advisors	03/18/2022	170.00	$5.34		BUY
BlackRock Fund Advisors	03/18/2022	-935.00	$5.34		SELL
BlackRock Fund Advisors	03/18/2022	5.00	$5.34		BUY
BlackRock Fund Advisors	03/18/2022	956.00	$5.34		BUY
BlackRock Fund Advisors	03/18/2022	1,275.00	$5.34		BUY
BlackRock Fund Advisors	03/18/2022	-20.00	$5.34		SELL
BlackRock Institutional Trust Company, National Association	03/18/2022	-2,316.00	$5.34		SELL
BlackRock Investment Management, LLC	03/18/2022	-935.00	$5.34		SELL
BlackRock Fund Advisors	03/18/2022	-43,797.00	$5.34		SELL
BlackRock Advisors (UK) Limited	03/18/2022	-1,030.00	$4.83		SELL
Aperio Group, LLC	03/18/2022	-2868.00	$5.19	[16]	SELL
BlackRock Fund Advisors	03/21/2022	18.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	2,380.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	-1,360.00	$5.14		SELL
BlackRock Fund Advisors	03/21/2022	1,275.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	-1,700.00	$5.14		SELL
BlackRock Fund Advisors	03/21/2022	18.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	-1,105.00	$5.14		SELL
BlackRock Fund Advisors	03/21/2022	-850.00	$5.14		SELL
BlackRock Fund Advisors	03/21/2022	-2,125.00	$5.14		SELL
BlackRock Fund Advisors	03/21/2022	-239.00	$5.14		SELL
BlackRock Fund Advisors	03/21/2022	956.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	340.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	478.00	$5.14		BUY
BlackRock Fund Advisors	03/21/2022	340.00	$5.14		BUY
Aperio Group, LLC	03/21/2022	-786.00	$5.43	[17]	SELL
BlackRock Fund Advisors	03/22/2022	-850.00	$5.26		SELL
BlackRock Fund Advisors	03/22/2022	1,190.00	$5.26		BUY
BlackRock Fund Advisors	03/22/2022	26.00	$5.26		BUY
BlackRock Fund Advisors	03/22/2022	13.00	$5.26		BUY
BlackRock Fund Advisors	03/22/2022	595.00	$5.26		BUY
BlackRock Institutional Trust Company, National Association	03/22/2022	2,676.00	$5.24		BUY

[14]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $4.54 to $4.56, exclusive of brokerage commissions.
[15]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $4.82 to $4.92, exclusive of brokerage commissions.
[16]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.15 to $5.20, exclusive of brokerage commissions.
[17]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.34 to $5.43, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
Aperio Group, LLC	03/22/2022	-77.00	$5.36	[18]	SELL
BlackRock Fund Advisors	03/23/2022	-255.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	-478.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	2,465.00	$5.30		BUY
BlackRock Fund Advisors	03/23/2022	-595.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	-478.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	-1,615.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	-255.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	12.00	$5.30		BUY
BlackRock Fund Advisors	03/23/2022	-595.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	-478.00	$5.30		SELL
BlackRock Fund Advisors	03/23/2022	-425.00	$5.30		SELL
Aperio Group, LLC	03/23/2022	-1854.00	$5.36	[19]	SELL
BlackRock Fund Advisors	03/24/2022	-1,195.00	$5.66		SELL
BlackRock Fund Advisors	03/24/2022	425.00	$5.66		BUY
Aperio Group, LLC	03/24/2022	-303.00	$5.44		SELL
BlackRock Fund Advisors	03/25/2022	-1,445.00	$5.48		SELL
BlackRock Fund Advisors	03/25/2022	-850.00	$5.48		SELL
BlackRock Fund Advisors	03/25/2022	65.00	$5.48		BUY
BlackRock Fund Advisors	03/25/2022	-2,210.00	$5.48		SELL
BlackRock Fund Advisors	03/25/2022	-2,890.00	$5.48		SELL
BlackRock Fund Advisors	03/25/2022	13.00	$5.48		BUY
BlackRock Institutional Trust Company, National Association	03/25/2022	2,676.00	$5.48		BUY
BlackRock Institutional Trust Company, National Association	03/25/2022	-2,676.00	$5.48		SELL
BlackRock Fund Advisors	03/28/2022	-1,700.00	$5.55		SELL
BlackRock Fund Advisors	03/28/2022	2,125.00	$5.55		BUY
BlackRock Fund Advisors	03/28/2022	30.00	$5.55		BUY
BlackRock Fund Advisors	03/28/2022	13.00	$5.55		BUY
BlackRock Fund Advisors	03/28/2022	-1,700.00	$5.55		SELL
BlackRock Fund Advisors	03/28/2022	34.00	$5.55		BUY
BlackRock Fund Advisors	03/28/2022	-717.00	$5.55		SELL
BlackRock Fund Advisors	03/28/2022	65.00	$5.55		BUY
BlackRock Fund Advisors	03/28/2022	-1,190.00	$5.55		SELL
BlackRock Fund Advisors	03/28/2022	-478.00	$5.55		SELL
BlackRock Asset Management Ireland Limited	03/29/2022	51.00	$5.96		BUY
BlackRock Fund Advisors	03/29/2022	935.00	$5.96		BUY
BlackRock Fund Advisors	03/29/2022	850.00	$5.96		BUY
BlackRock Fund Advisors	03/29/2022	-956.00	$5.96		SELL
BlackRock Fund Advisors	03/29/2022	1,105.00	$5.96		BUY
BlackRock Fund Advisors	03/29/2022	13.00	$5.96		BUY
BlackRock Fund Advisors	03/29/2022	21.00	$5.96		BUY
BlackRock Fund Advisors	03/29/2022	-160.00	$5.96		SELL
BlackRock Fund Advisors	03/29/2022	935.00	$5.96		BUY
BlackRock Financial Management, Inc.	03/29/2022	-65.00	$5.96		SELL
Aperio Group, LLC	03/29/2022	-351.00	$5.89	[20]	SELL
BlackRock Fund Advisors	03/30/2022	595.00	$5.72		BUY
BlackRock Fund Advisors	03/30/2022	255.00	$5.72		BUY
BlackRock Fund Advisors	03/30/2022	239.00	$5.72		BUY
BlackRock Fund Advisors	03/30/2022	39.00	$5.72		BUY
BlackRock Fund Advisors	03/30/2022	-3,570.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	-1,700.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	13.00	$5.72		BUY
BlackRock Fund Advisors	03/30/2022	36.00	$5.72		BUY

[18]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.32 to $5.37, exclusive of brokerage commissions.
[19]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.28 to $5.50, exclusive of brokerage commissions.
[20]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.84 to $6.01, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
BlackRock Fund Advisors	03/30/2022	-85.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	-1,615.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	1,700.00	$5.72		BUY
BlackRock Fund Advisors	03/30/2022	-510.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	-956.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	-85.00	$5.72		SELL
BlackRock Fund Advisors	03/30/2022	-717.00	$5.72		SELL
Aperio Group, LLC	03/30/2022	-1,048.00	$5.81	[21]	SELL
BlackRock Fund Advisors	03/31/2022	-340.00	$5.76		SELL
BlackRock Fund Advisors	03/31/2022	-935.00	$5.76		SELL
BlackRock Fund Advisors	03/31/2022	-595.00	$5.76		SELL
BlackRock Fund Advisors	03/31/2022	255.00	$5.76		BUY
Aperio Group, LLC	03/31/2022	-81.00	$5.62		SELL
BlackRock Fund Advisors	04/01/2022	-680.00	$5.83		SELL
BlackRock Fund Advisors	04/01/2022	6,800.00	$5.83		BUY
BlackRock Fund Advisors	04/01/2022	-1,615.00	$5.83		SELL
BlackRock Fund Advisors	04/01/2022	1,615.00	$5.83		BUY
BlackRock Fund Advisors	04/01/2022	340.00	$5.83		BUY
BlackRock Fund Advisors	04/01/2022	-850.00	$5.83		SELL
BlackRock Fund Advisors	04/01/2022	-3,230.00	$5.83		SELL
BlackRock Fund Advisors	04/01/2022	-1,190.00	$5.83		SELL
Aperio Group, LLC	04/01/2022	-11.00	$5.83		SELL
BlackRock Fund Advisors	04/04/2022	-595.00	$5.91		SELL
BlackRock Fund Advisors	04/04/2022	13.00	$5.91		BUY
BlackRock Fund Advisors	04/04/2022	-239.00	$5.91		SELL
BlackRock Fund Advisors	04/04/2022	-340.00	$5.91		SELL
BlackRock Fund Advisors	04/04/2022	680.00	$5.91		BUY
Aperio Group, LLC	04/04/2022	-19.00	$5.80		SELL
BlackRock Asset Management Ireland Limited	04/05/2022	-51.00	$5.61		SELL
BlackRock Fund Advisors	04/05/2022	680.00	$5.61		BUY
BlackRock Fund Advisors	04/05/2022	26.00	$5.61		BUY
BlackRock Fund Advisors	04/05/2022	-1,020.00	$5.61		SELL
BlackRock Fund Advisors	04/05/2022	765.00	$5.61		BUY
BlackRock Fund Advisors	04/05/2022	13.00	$5.61		BUY
BlackRock Fund Advisors	04/05/2022	-717.00	$5.61		SELL
BlackRock Fund Advisors	04/05/2022	510.00	$5.61		BUY
BlackRock Fund Advisors	04/05/2022	-170.00	$5.61		SELL
BlackRock Fund Advisors	04/05/2022	13.00	$5.61		BUY
BlackRock Fund Advisors	04/05/2022	-1,870.00	$5.61		SELL
BlackRock Investment Management, LLC	04/05/2022	948.00	$5.61		BUY
BlackRock Asset Management Ireland Limited	04/06/2022	102.00	$5.34		BUY
BlackRock Fund Advisors	04/06/2022	-935.00	$5.34		SELL
BlackRock Fund Advisors	04/06/2022	13.00	$5.34		BUY
BlackRock Fund Advisors	04/06/2022	13.00	$5.34		BUY
BlackRock Fund Advisors	04/06/2022	-239.00	$5.34		SELL
BlackRock Fund Advisors	04/06/2022	13.00	$5.34		BUY
BlackRock Fund Advisors	04/06/2022	-2,550.00	$5.34		SELL
BlackRock Fund Advisors	04/06/2022	-34.00	$5.34		SELL
BlackRock Fund Advisors	04/06/2022	1,445.00	$5.34		BUY
BlackRock Fund Advisors	04/06/2022	-34.00	$5.34		SELL
Aperio Group, LLC	04/06/2022	-77.00	$5.17		SELL
BlackRock Fund Advisors	04/07/2022	-239.00	$5.08		SELL
BlackRock Fund Advisors	04/07/2022	-935.00	$5.08		SELL
BlackRock Fund Advisors	04/07/2022	-255.00	$5.08		SELL
BlackRock Fund Advisors	04/07/2022	1,870.00	$5.08		BUY
BlackRock Fund Advisors	04/07/2022	170.00	$5.08		BUY
BlackRock Fund Advisors	04/07/2022	-1,275.00	$5.08		SELL
BlackRock Fund Advisors	04/07/2022	13.00	$5.08		BUY
BlackRock Fund Advisors	04/07/2022	-1,445.00	$5.08		SELL

[21]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $5.78 to $6.06, exclusive of brokerage commissions.

Legal Entity	Trade Date	Amount	Trade Price		Buy/Sell
Aperio Group, LLC	04/07/2022	-737.00	$5.00	[22]	SELL
BlackRock Fund Advisors	04/08/2022	239.00	$4.96		BUY
BlackRock Fund Advisors	04/08/2022	26.00	$4.96		BUY
BlackRock Fund Advisors	04/08/2022	-935.00	$4.96		SELL
BlackRock Fund Advisors	04/08/2022	-1,190.00	$4.96		SELL
BlackRock Fund Advisors	04/08/2022	-2,125.00	$4.96		SELL
BlackRock Fund Advisors	04/08/2022	850.00	$4.96		BUY
BlackRock Fund Advisors	04/08/2022	-1,700.00	$4.96		SELL
BlackRock Fund Advisors	04/08/2022	-680.00	$4.96		SELL
BlackRock Fund Advisors	04/08/2022	-1,445.00	$4.96		SELL
BlackRock Fund Advisors	04/11/2022	2,210.00	$4.68		BUY
BlackRock Fund Advisors	04/11/2022	-5.00	$4.68		SELL
BlackRock Fund Advisors	04/11/2022	-30.00	$4.68		SELL
BlackRock Fund Advisors	04/11/2022	-1,912.00	$4.68		SELL
BlackRock Fund Advisors	04/11/2022	-478.00	$4.68		SELL
BlackRock Fund Advisors	04/11/2022	-510.00	$4.68		SELL
BlackRock Fund Advisors	04/11/2022	-340.00	$4.68		SELL
BlackRock Fund Advisors	04/11/2022	-1,105.00	$4.68		SELL
BlackRock Fund Advisors	04/12/2022	1,700.00	$4.54		BUY
BlackRock Fund Advisors	04/12/2022	-425.00	$4.54		SELL
BlackRock Fund Advisors	04/12/2022	239.00	$4.54		BUY
BlackRock Fund Advisors	04/12/2022	-13.00	$4.54		SELL
BlackRock Fund Advisors	04/13/2022	-10.00	$4.79		SELL
BlackRock Fund Advisors	04/13/2022	13.00	$4.79		BUY
BlackRock Fund Advisors	04/13/2022	-4,505.00	$4.79		SELL
BlackRock Fund Advisors	04/14/2022	-510.00	$4.45		SELL
BlackRock Fund Advisors	04/14/2022	-10.00	$4.45		SELL
BlackRock Fund Advisors	04/14/2022	-1,020.00	$4.45		SELL
BlackRock Fund Advisors	04/14/2022	-102.00	$4.33		SELL
BlackRock Fund Advisors	04/14/2022	-1,275.00	$4.45		SELL
BlackRock Fund Advisors	04/14/2022	-340.00	$4.45		SELL
BlackRock Fund Advisors	04/14/2022	-97,843.00	$4.45		SELL
Aperio Group, LLC	04/14/2022	-852.00	$4.39	[23]	SELL
BlackRock Institutional Trust Company, National Association	04/19/2022	-97,244.00	$4.24		SELL

[22]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $4.93 to $5.01, exclusive of brokerage commissions.
[23]	Represents a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $4.38 to $4.45, exclusive of brokerage commissions.

The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the footnotes to this Annex B.